                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        VLASIC FOODS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 928559  10  3
                        --------------------------------
                                 (CUSIP Number)

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                     Attention:  Barton J. Winokur, Esquire
                                 (215) 994-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 30, 1998
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 928559 10 3                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bennett Dorrance (Social Security No. ###-##-####)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,234,967
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             128,936
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,234,967
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          128,936
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,363,903
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1    SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed in respect of the beneficial ownership of Common Stock, without par value ("Common Stock"), of Vlasic Foods International Inc. (the "Company").

          The address of the principal executive offices of the Company is currently Campbell Place, Camden, New Jersey 08103.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Bennett Dorrance.

         (b) His address is 4201 N. 24th Street #120, Phoenix, Arizona 85016.

         (c)  The principal occupation of Bennett Dorrance is private investor.

         (d) During the last five years, Bennett Dorrance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Bennett Dorrance has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Bennett Dorrance is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 1998, Campbell Soup Company ("Campbell") distributed the shares of the Company, which prior thereto was a wholly owned subsidiary of Campbell, to the shareholders of Campbell of record on March 9, 1998 (the "Record Date"). Bennett Dorrance was a shareholder of record of Campbell on the Record Date and acquired the shares of Common Stock of the Company pursuant to this distribution.

ITEM 4.  PURPOSE OF TRANSACTION.

         Bennett Dorrance currently beneficially holds shares of Common Stock of the Company as an investment. He may, subject to applicable securities laws, market conditions and his assessment of the business prospects of the Company, acquire additional shares of Common Stock from time to time through open market purchases or otherwise. Although Bennett Dorrance has no present intention of selling shares of Common Stock, he may decide in the future to dispose of any or all of the shares of Common Stock currently beneficially owned by him.

          Bennett Dorrance is communicating with his sister, Mary Alice Dorrance Malone, who beneficially owns shares of Common Stock that she received in the distribution by Campbell referred to above, regarding their individual objectives in respect of their current equity positions in the Company. He intends to continue these communications on a regular basis and may, in addition, communicate with other members of his family owning Common Stock regarding their individual investment objectives and any proposals that the Company may make to shareholders, although he has no agreements, arrangements or understandings with any of these persons with respect to the holding, voting, acquisition or disposition of shares of Common Stock.

          Bennett Dorrance is co-Executor of the estate (the "Estate") of John
T. Dorrance, Jr., his father, along with Mary Alice Dorrance Malone and his brother John T. Dorrance, III. As co-Executors of the Estate, the Dorrances intend to confer in their fiduciary capacities in respect of voting the shares of Common Stock held in the Estate, although there is no understanding, arrangement or agreement that any of them will be bound to vote as the others vote in respect of any matter which may be brought before the shareholders of the Company or with respect to the acquisition or disposition of shares of Common Stock or that they will otherwise act in concert in respect of any matter relating to the Company. Accordingly, Bennett Dorrance disclaims that a group has been formed with Mary Alice Dorrance Malone, John T. Dorrance, III or any other person within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended.

          Other than as discussed above, Bennett Dorrance currently has no plans or proposals (but reserves the right to develop such plans and proposals) which relate to or would result in any of the following actions:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) any action similar to any of those enumerated in (a) through (h) above.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

          As of the date hereof, Bennett Dorrance may be deemed to beneficially own 5,363,903 shares of Common Stock, or approximately 11.8% of the outstanding shares of Common Stock, in respect of which he has dispositive power and voting power as follows:

          (i) 3,234,967 shares of Common Stock--sole dispositive power and sole voting power. Bennett Dorrance holds these shares of Common Stock as Trustee of the Bennett Dorrance Trust.

          (ii) 2,000,000 shares of Common Stock--sole dispositive power and sole voting power. Bennett Dorrance holds these shares of Common Stock as the sole general partner of a limited partnership. In his capacity as general partner, Bennett Dorrance holds a 1% interest in the partnership. He is also the settlor trustee and a beneficiary of certain trusts which collectively hold a 98% interest in the partnership. Bennett Dorrance is one of the trustees for the trusts of two of his children, each of which hold a .5% interest in the partnership.

          (iii) 30,694 shares of Common Stock--shared dispositive power and shared voting power. Bennett Dorrance holds these shares of Common Stock as one of the Executors under the Will of John T. Dorrance, Jr. Bennett Dorrance disclaims beneficial ownership of such 30,694 shares of Common Stock.

          (iv) 98,242 shares of Common Stock--shared dispositive and shared voting power. Bennett Dorrance holds these shares as one of the Trustees for trusts for, or as guardian of, his children. Bennett Dorrance disclaims beneficial ownership of these shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As discussed above, Bennett Dorrance, Mary Alice Dorrance Malone and John T. Dorrance, III serve as co-Executors of the Estate, which holds 30,694 shares of Common Stock. In addition, Bennett Dorrance has confirmed in writing to the Company that he has no current intention of disposing of any shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1998

                              /s/ Bennett Dorrance
                              ______________________
                               Bennett Dorrance